# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Valion Bio, Inc., CIK 0001787740
CUSIP: 888705308
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1305 E. Houston Street, Building 1, Suite 311, San Antonio, Texas (TX), 78205
Date of event which requires filing of this statement: 08/12/2026
Filed by CIK 0001841619
Persons authorized to receive notices and communications: Maier J. Tarlow, 2 Wooster Street, 2nd Floor, New York, New York (NY), 10013, (646) 845-0040

## Reporting persons
- 3i, LP (CIK 0001841619): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,742,699; sole dispositive power 0; shared dispositive power 1,742,699; aggregate amount beneficially owned 1,742,699 (9.9% of the class)
  Comment: As more fully described in Item 5 of this Amendment No. 2 (as defined in Item 1 below), such shares and percentage are based on 15,776,805 shares of common stock, par value $0.0001 per share, of the Issuer (the "Common Stock") outstanding, consisting of (a) 4,151,259 shares of Common Stock as of July 7, 2026 as disclosed in the definitive proxy statement filed by the Issuer with the U.S. Securities and Exchange Commission ("SEC") on July 17, 2026 (the "Proxy Statement"), (b) 256,105 shares of Common Stock issued to 3i, LP on July 19, 2026 pursuant to conversions of certain shares of Series B Preferred Stock (as defined below), (c) 846,666 shares of Common Stock issued to 3i, LP on August 12, 2026 pursuant to conversions of certain shares of Series B Preferred Stock, (d) 9,260,042 shares of Common Stock issued to 3i, LP on August 12, 2026 pursuant to conversions of certain shares of Series C Preferred Stock (as defined below) and (e) 1,262,733 shares of Common Stock issued to 3i, LP on August 13, 2026 pursuant to conversion of certain shares of Series C Preferred Stock. Beneficial ownership consists of 75,069 shares of Common Stock directly held by 3i, LP and 1,667,630 shares of Common Stock issuable in any combination upon (i) exercises of certain common stock purchase warrants (the "Warrants") held directly by 3i, LP, which exercises are subject to a 9.99% beneficial ownership limitation provision (a "Blocker"), (ii) conversions of a senior secured convertible note in the original principal amount of $16,253,147.10 (the "Note") held directly by 3i, LP, which conversions are subject to a Blocker, (iii) conversions of shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the "Series B Preferred Stock") directly held by 3i, LP, which conversions are subject to a Blocker, and (iv) conversions of shares of Series C Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (the "Series C Preferred Stock") directly held by the 3i, LP, which conversions are subject to a Blocker.
- Tumim Stone Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,742,699; sole dispositive power 0; shared dispositive power 1,742,699; aggregate amount beneficially owned 1,742,699 (9.9% of the class)
  Comment: As more fully described in Item 5 of this Amendment No. 2, such shares and percentage are based on 15,776,805 shares of Common Stock outstanding, consisting of (a) 4,151,259 shares of Common Stock as of July 7, 2026 as disclosed in the Proxy Statement, (b) 256,105 shares of Common Stock issued to 3i, LP on July 19, 2026 pursuant to conversions of certain shares of Series B Preferred Stock, (c) 846,666 shares of Common Stock issued to 3i, LP on August 12, 2026 pursuant to conversions of certain shares of Series B Preferred Stock, (d) 9,260,042 shares of Common Stock issued to 3i, LP on August 12, 2026 pursuant to conversions of certain shares of Series C Preferred Stock and (e) 1,262,733 shares of Common Stock issued to 3i, LP on August 13, 2026 pursuant to conversions of certain shares of Series C Preferred Stock. Beneficial ownership consists of 75,069 shares of Common Stock indirectly held by the reporting person and 1,667,630 shares of Common Stock issuable in any combination upon (i) exercises of the Warrants indirectly held by the reporting person, which exercises are in each case subject to a Blocker, and (ii) conversions of the Note, shares of Series B Preferred Stock and shares of Series C Preferred Stock indirectly held by the reporting person, which conversions are in each case subject to a Blocker.
- Maier J. Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,742,699; sole dispositive power 0; shared dispositive power 1,742,699; aggregate amount beneficially owned 1,742,699 (9.9% of the class)
  Comment: As more fully described in Item 5 of this Amendment No. 2, such shares and percentage are based on 15,776,805 shares of Common Stock outstanding, consisting of (a) 4,151,259 shares of Common Stock as of July 7, 2026 as disclosed in the Proxy Statement, (b) 256,105 shares of Common Stock issued to 3i, LP on July 19, 2026 pursuant to conversions of certain shares of Series B Preferred Stock, (c) 846,666 shares of Common Stock issued to 3i, LP on August 12, 2026 pursuant to conversions of certain shares of Series B Preferred Stock, (d) 9,260,042 shares of Common Stock issued to 3i, LP on August 12, 2026 pursuant to conversions of certain shares of Series C Preferred Stock and (e) 1,262,733 shares of Common Stock issued to 3i, LP on August 13, 2026 pursuant to conversions of certain shares of Series C Preferred Stock. Beneficial ownership consists of 75,069 shares of Common Stock indirectly held by the reporting person and 1,667,630 shares of Common Stock issuable in any combination upon (i) exercises of the Warrants indirectly held by the reporting person, which exercises are in each case subject to a Blocker, and (ii) conversions of the Note, shares of Series B Preferred Stock and shares of Series C Preferred Stock indirectly held by the reporting person, which conversions are in each case subject to a Blocker.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Valion Bio, Inc.
Address of issuer's principal executive offices: 1305 E. Houston Street, Building 1, Suite 311, San Antonio, Texas (TX), 78205
Comment: This Amendment No .2 to Schedule 13D (this "Amendment No. 2") relates to the common stock, par value $0.0001 per share (the "Common Stock") of Valion Bio, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D filed on August 3, 2026, as amended by Amendment No. 1 filed on August 11, 2026 (as amended, the "Original Schedule 13D") by (a) 3i, LP, (b) Tumim Stone Capital, LLC ("Tumim Stone"), (c) 3i Management LLC ("3i Management") and (d) Maier J. Tarlow ("Mr. Tarlow" and, together with 3i, LP, 3i Management and Tumim Stone, the "Reporting Persons") as set forth herein.

## Item 2. Identity and Background
Name of person filing: This Item 2(a) is not being amended by this Amendment No. 2.
Residence or business address: This Item 2(b) is not being amended by this Amendment No. 2.
Present principal occupation or employment: This Item 2(c) is not being amended by this Amendment No. 2.
Criminal convictions in the last five years: This Item 2(d) is not being amended by this Amendment No. 2.
Civil proceedings (securities laws) in the last five years: This Item 2(e) is not being amended by this Amendment No. 2.
Citizenship: This Item 2(f) is not being amended by this Amendment No. 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Item 3 is not being amended by this Amendment No. 2.

## Item 4. Purpose of Transaction
Purpose of transaction: This Item 4 is not being amended by this Amendment No. 2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

See rows (11) and (13) of the cover pages to this statement for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The shares and percentages are based on 15,776,805 shares of Common Stock outstanding, consisting of (a) 4,151,259 shares of Common Stock as of July 7, 2026 as disclosed in the Proxy Statement, (b) 256,105 shares of Common Stock issued to 3i, LP on July 19, 2026 pursuant to conversions of certain shares of Series B Preferred Stock, (c) 846,666 shares of Common Stock issued to 3i, LP on August 12, 2026 pursuant to conversions of certain shares of Series B Preferred Stock, (d) 9,260,042 shares of Common Stock issued to 3i, LP on August 12, 2026 pursuant to conversions of certain shares of Series C Preferred Stock and (e) 1,262,733 shares of Common Stock issued to 3i, LP on August 13, 2026 pursuant to conversions of certain shares of Series C Preferred Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: This Item 5(b) is not being amended by this Amendment No. 2.
Transactions in the class effected during the past sixty days: This Item 5(c) is hereby amended to add the transactions set forth in Exhibit 5 attached herein.
Other persons with the right to receive dividends or sale proceeds: This Item 5(d) is not being amended by this Amendment No. 2.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Item 5(e) is not being amended by this Amendment No. 2.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: This Item 6 is not being amended by this Amendment No. 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit: Exhibit 5: Additional Transactions

## Signatures
- 3i, LP: /s/ Maier J. Tarlow, Maier J. Tarlow, manager of 3i Management LLC, general partner of 3i, LP (08/14/2026)
- Tumim Stone Capital, LLC: /s/ Maier J. Tarlow, Maier J. Tarlow, manager of 3i Management LLC, manager of Tumim Stone Capital, LLC (08/14/2026)
- 3i Management LLC: /s/ Maier J. Tarlow, Maier J. Tarlow, Manager (08/14/2026)
- Maier J. Tarlow: /s/ Maier J. Tarlow, Maier J. Tarlow (08/14/2026)